MANAGEMENT'S DISCUSSION AND ANALYSIS
26 CN | 2023 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled 2023 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth in the long term
•Long-term growth opportunities being less affected by current economic conditions
•No material disruption of CN’s operations or of the economy’s supply chains as a result of pandemics or geopolitical conflicts and tensions

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A and the Company's 2022 Annual MD&A for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not part of this MD&A.

CN | 2023 Quarterly Review – First Quarter 27

MANAGEMENT'S DISCUSSION AND ANALYSIS
Introduction

This Management's Discussion and Analysis (MD&A), dated April 24, 2023, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's March 31, 2023 Interim Consolidated Financial Statements. It should also be read in conjunction with the Company's 2022 Annual Consolidated Financial Statements, and the 2022 Annual MD&A. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.

CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2022 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

2023 First quarter highlights

First quarter 2023 compared to first quarter 2022
Financial results
•Record first quarter Revenues of $4,313 million, an increase of $605 million, or 16%.
•Record first quarter Operating income of $1,662 million, an increase of $435 million, or 35%.
•Operating ratio, defined as operating expenses as a percentage of revenues, of 61.5%, an improvement of 5.4-points, or an improvement of 5.1-points on an adjusted basis. (1)(2)
•Record first quarter Diluted earnings per share (EPS) of $1.82, an increase of 39%, or an increase of 38% on an adjusted basis. (1)(2)
•Free cash flow of $593 million, an increase of 4%. (1)(3)

Operating performance
•Injury frequency rate of 1.02 (per 200,000 person hours), an improvement of 17% and accident rate of 1.64 (per million train miles), an improvement of 41%. (4)
•Car velocity of 211 (car miles per day), an improvement of 29%.
•Through network train speed of 20.1 (mph), an improvement of 20%.
•Record first quarter through dwell of 7.1 (entire railroad, hours), an improvement of 22%.
•Record first quarter fuel efficiency of 0.902 (US gallons of locomotive fuel consumed per 1,000 GTMs), an improvement of 1%.

(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Adjusted performance measures for an explanation and reconciliation of these non-GAAP measures.
(3)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation and reconciliation of this non-GAAP measure.
(4)Based on Federal Railroad Administration (FRA) reporting criteria.

Labor workforce and negotiations
As at March 31, 2023, CN employed a total of 17,944 employees in Canada, of which 13,285, or 74%, were unionized employees, and 6,774 employees in the U.S., of which 5,761, or 85%, were unionized employees.

On March 20, 2023, CN announced that it had reached a tentative agreement with Unifor representing approximately 3,000 Canadian employees working in various departments such as Mechanical, Intermodal, Facility Management, and in clerical positions. The tentative agreement is for three years, expiring on December 31, 2025 and is awaiting ratification by its membership.

On April 23, 2023, CN announced that it had reached a tentative agreement with Teamsters Canada Rail Conference (TCRC) representing approximately 6,000 Conductors, Locomotive Engineers, Yard Coordinators and Yard Conductors on our mainline, short lines and yards, in Canada. The tentative agreement is for one year, expiring on December 31, 2023 and is awaiting ratification by its membership.

28 CN | 2023 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
2023 Business outlook and assumptions

The Company continues to assume negative North American industrial production in 2023. For the 2022/2023 crop year, the grain crop in Canada was above its three-year average (or in line when excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop was in line with its three-year average. The Company continues to assume that the 2023/2024 grain crops in Canada and the U.S. will be in line with their respective three-year averages (excluding the significantly lower 2021/2022 crop year in Canada).

In 2023, the Company will continue to invest in its capital program to improve the safety, efficiency and integrity of its network. These investments will enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities as required.

The forward-looking statements discussed in this 2023 Business outlook and assumptions section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

Financial highlights

The following table lists key measures of the Company's financial performance and liquidity for the three months ended March 31, 2023 and 2022 and financial position measures as at March 31, 2023 and December 31, 2022:

	Three months ended March 31
In millions, except percentages and per share data	2023	2022		% Change Fav (Unfav)
Financial performance and liquidity
Revenues	$4,313	$3,708		16%
Operating income	$1,662	$1,227		35%
Adjusted operating income (1)(2)	$1,662	$1,237		34%
Net income	$1,220	$918		33%
Adjusted net income (1)(2)	$1,220	$925		32%
Basic earnings per share	$1.83	$1.31		40%
Diluted earnings per share	$1.82	$1.31		39%
Adjusted diluted earnings per share (1)(2)	$1.82	$1.32		38%
Dividends per share	$0.7900	$0.7325		8%
Operating ratio (3)	61.5%	66.9%	5.4	-pts
Adjusted operating ratio (1)(2)	61.5%	66.6%	5.1	-pts
Net cash provided by operating activities	$1,055	$570		85%
Net cash used in investing activities	$462	$101		(357%)
Free cash flow (1)(4)	$593	$571		4%
In millions, except percentages	As at March 31, 2023	As at December 31, 2022		% Change Fav (Unfav)
Financial position
Total assets	$50,903	$50,662		—%
Total long-term liabilities (5)	$25,430	$25,436		—%
(1)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(3)Operating ratio is defined as operating expenses as a percentage of revenues.
(4)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.
(5)Total long-term liabilities is the difference between Total liabilities and Total current liabilities.

CN | 2023 Quarterly Review – First Quarter 29

MANAGEMENT'S DISCUSSION AND ANALYSIS
Financial results

First quarter of 2023 compared to corresponding period in 2022
Revenues for the first quarter of 2023 were $4,313 million compared to $3,708 million for the same period in 2022. The increase of $605 million, or 16%, was mainly due to higher fuel surcharge revenue as a result of higher fuel prices, higher export volumes of Canadian grain, freight rate increases and the positive translation impact of a weaker Canadian dollar; partly offset by lower intermodal volumes.

Operating expenses for the first quarter of 2023 were $2,651 million compared to $2,481 million for the same period in 2022. The increase of $170 million, or 7%, was mainly due to the negative translation impact of a weaker Canadian dollar, increased purchased services and material expense and higher labor and fringe benefits expense mainly driven by higher average headcount.

Operating income for the first quarter of 2023 increased by $435 million, or 35%, to $1,662 million when compared to the same period in 2022. The operating ratio, defined as operating expenses as a percentage of revenues, was 61.5% in the first quarter of 2023, compared to 66.9% in the first quarter of 2022, a 5.4-point improvement.

Net income for the first quarter of 2023 was $1,220 million, an increase of $302 million, or 33%, and diluted earnings per share increased by 39% to $1.82, when compared to the same period in 2022.

Operating highlights

The following table lists key measures of the Company's operating performance, for the purpose of measuring the efficiency and effectiveness of train operations, for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
	2023	2022	% Change Fav (Unfav)
Gross ton miles (GTMs) (millions) (1)	115,442	111,066	4%
Train weight (tons) (2)	9,135	9,442	(3%)
Train length (feet) (3)	7,756	8,205	(5%)
Through network train speed (miles per hour) (4)	20.1	16.7	20%
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.902	0.910	1%
Through dwell (entire railroad, hours) (6)	7.1	9.1	22%
Car velocity (car miles per day) (7)	211	164	29%
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation.

In the first quarter of 2023, the Company’s focus on scheduled railroading and more favorable winter operating conditions has resulted in year-over-year and sequential improvements in car velocity, train speed and through dwell. This focus has resulted in a fluid network which generated more gross ton miles and no winter traffic backlog.

30 CN | 2023 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Non-GAAP measures

This MD&A makes reference to non-GAAP measures, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections of this MD&A entitled Adjusted performance measures, Constant currency and Liquidity and capital resources.

Adjusted performance measures

Adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of tax law changes and rate enactments.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three months ended March 31, 2023, the Company's net income was $1,220 million, or $1.82 per diluted share. There were no adjustments in the first quarter of 2023.

For the three months ended March 31, 2022, the Company's adjusted net income was $925 million, or $1.32 per diluted share, which excludes advisory fees related to shareholder matters of $10 million, or $7 million after-tax ($0.01 per diluted share) recorded in Casualty and other within the Consolidated Statements of Income.

CN | 2023 Quarterly Review – First Quarter 31

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three months ended March 31, 2023 and 2022, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except per share data	2023	2022
Net income	$1,220	$918
Adjustments:
Advisory fees related to shareholder matters	—	10
Tax effect of adjustments (1)	—	(3)
Total adjustments	—	7
Adjusted net income	$1,220	$925
Diluted earnings per share	$1.82	$1.31
Impact of adjustments, per share	—	0.01
Adjusted diluted earnings per share	$1.82	$1.32
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three months ended March 31, 2023 and 2022, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except percentages	2023	2022
Operating income	$1,662	$1,227
Adjustment:
Advisory fees related to shareholder matters	—	10
Total adjustment	—	10
Adjusted operating income	$1,662	$1,237

Operating expenses	$2,651	$2,481
Total adjustment	—	(10)
Adjusted operating expenses	$2,651	$2,471

Operating ratio	61.5%	66.9%
Impact of adjustment	—%	(0.3)%
Adjusted operating ratio	61.5%	66.6%

32 CN | 2023 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.35 and $1.27 per US$1.00 for the three months ended March 31, 2023 and 2022, respectively. On a constant currency basis, the Company's net income for the three months ended March 31, 2023 would have been lower by $42 million ($0.06 per diluted share).

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three months ended March 31, 2023:

	Three months ended March 31
In millions, except per share data	2023	Constant currency impact	2022	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$828	$(33)	$756	5%
Metals and minerals	529	(28)	406	23%
Forest products	511	(25)	426	14%
Coal	263	(6)	195	32%
Grain and fertilizers	861	(27)	604	38%
Intermodal	1,012	(21)	1,056	(6%)
Automotive	215	(11)	165	24%
Total freight revenues	4,219	(151)	3,608	13%
Other revenues	94	(3)	100	(9%)
Total revenues	4,313	(154)	3,708	12%
Operating expenses
Labor and fringe benefits	812	(20)	753	(5%)
Purchased services and material	593	(13)	538	(8%)
Fuel	557	(32)	525	—%
Depreciation and amortization	448	(11)	420	(4%)
Equipment rents	90	(5)	95	11%
Casualty and other	151	(7)	150	4%
Total operating expenses	2,651	(88)	2,481	(3%)
Operating income	1,662	(66)	1,227	30%
Interest expense	(165)	10	(126)	(23%)
Other components of net periodic benefit income	119	—	125	(5%)
Other income (loss)	1	—	(14)	107%
Income before income taxes	1,617	(56)	1,212	29%
Income tax expense	(397)	14	(294)	(30%)
Net income	$1,220	$(42)	$918	28%
Diluted earnings per share	$1.82	$(0.06)	$1.31	34%

CN | 2023 Quarterly Review – First Quarter 33

MANAGEMENT'S DISCUSSION AND ANALYSIS
Revenues

The following table provides the components of total revenues and freight revenues, as well as other key operating measures, for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
In millions, unless otherwise indicated	2023	2022	% Change	% Change at constant currency (1)
Freight revenues	$4,219	$3,608	17%	13%
Other revenues	94	100	(6%)	(9%)
Total revenues	$4,313	$3,708	16%	12%
Freight revenues
Petroleum and chemicals	$828	$756	10%	5%
Metals and minerals	529	406	30%	23%
Forest products	511	426	20%	14%
Coal	263	195	35%	32%
Grain and fertilizers	861	604	43%	38%
Intermodal	1,012	1,056	(4%)	(6%)
Automotive	215	165	30%	24%
Total freight revenues	$4,219	$3,608	17%	13%

Revenue ton miles (RTMs) (millions) (2)	59,961	56,554	6%	6%
Freight revenue/RTM (cents) (3)	7.04	6.38	10%	6%
Carloads (thousands)	1,353	1,346	1%	1%
Freight revenue/carload ($)	3,118	2,681	16%	12%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Constant currency for an explanation of this non-GAAP measure.
(2)RTMs is an indicator of volumes and is calculated by multiplying the weight in tons of the shipment lading being transported by the number of miles that the shipment is transported on company lines.
(3)Freight revenue per RTM is an indicator of yield and represents revenue earned for transporting one ton of freight over a distance of one mile.

Revenues for the first quarter of 2023 were $4,313 million compared to $3,708 million for the same period in 2022, an increase of $605 million, or 16%, mainly due to:
•higher Freight revenue per RTM of 10% mainly due to higher fuel surcharge revenue as a result of higher fuel prices, freight rate increases, the positive translation impact of a weaker Canadian dollar and a decrease in the average length of haul; and
•higher RTMs of 6% mainly due to higher export volumes of Canadian grain; partly offset by lower intermodal volumes. RTMs increased more than Carloads mainly due to changes in traffic mix resulting in a significantly higher average tons per car; partly offset by a decrease in the average length of haul.

Fuel surcharge revenues increased by $259 million in the first quarter of 2023 compared to the same period in 2022, mainly due to higher fuel prices.

34 CN | 2023 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Petroleum and chemicals

	Three months ended March 31
	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$828	$756	10%	5%
RTMs (millions)	11,019	11,559	(5%)	(5%)
Revenue/RTM (cents)	7.51	6.54	15%	10%
Carloads (thousands)	161	159	1%	1%

Petroleum and chemicals revenues increased by $72 million, or 10%, in the first quarter of 2023 compared to the same period in 2022. The increase was mainly due to:
•higher Revenue per RTM of 15% mainly due to higher fuel surcharge revenue, a decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar and freight rate increases; partly offset by
•lower RTMs of 5% mainly due to lower volumes of petroleum crude, propane and plastics; partly offset by higher export volumes of natural gas liquids. RTMs decreased while Carloads increased mainly due to changes in traffic mix resulting in a decrease in the average length of haul.

Metals and minerals

	Three months ended March 31
	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$529	$406	30%	23%
RTMs (millions)	7,088	6,263	13%	13%
Revenue/RTM (cents)	7.46	6.48	15%	9%
Carloads (thousands)	237	209	13%	13%

Metals and minerals revenues increased by $123 million, or 30%, in the first quarter of 2023 compared to the same period in 2022. The increase was mainly due to:
•higher Revenue per RTM of 15% mainly due to higher fuel surcharge revenue, the positive translation impact of a weaker Canadian dollar and freight rate increases; and
•higher RTMs of 13% mainly due to higher volumes of frac sand and iron ore exports.

Forest products

	Three months ended March 31
	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$511	$426	20%	14%
RTMs (millions)	6,056	5,819	4%	4%
Revenue/RTM (cents)	8.44	7.32	15%	10%
Carloads (thousands)	81	78	4%	4%

Forest products revenues increased by $85 million, or 20%, in the first quarter of 2023 compared to the same period in 2022. The increase was mainly due to:
•higher Revenue per RTM of 15% mainly due to higher fuel surcharge revenue, the positive translation impact of a weaker Canadian dollar and freight rate increases; and
•higher RTMs of 4% mainly due to higher volumes of wood pulp and panel boards.

CN | 2023 Quarterly Review – First Quarter 35

MANAGEMENT'S DISCUSSION AND ANALYSIS
Coal

	Three months ended March 31
	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$263	$195	35%	32%
RTMs (millions)	5,848	5,368	9%	9%
Revenue/RTM (cents)	4.50	3.63	24%	21%
Carloads (thousands)	130	118	10%	10%

Coal revenues increased by $68 million, or 35%, in the first quarter of 2023 compared to the same period in 2022.The increase was mainly due to:
•higher Revenue per RTM of 24% mainly due to higher fuel surcharge revenue, freight rate increases and the positive translation impact of a weaker Canadian dollar; and
•higher RTMs of 9% mainly due to higher export volumes of metallurgical coal via west coast ports.

Grain and fertilizers

	Three months ended March 31
	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$861	$604	43%	38%
RTMs (millions)	17,018	13,351	27%	27%
Revenue/RTM (cents)	5.06	4.52	12%	8%
Carloads (thousands)	178	145	23%	23%

Grain and fertilizers revenues increased by $257 million, or 43%, in the first quarter of 2023 compared to the same period in 2022. The increase was mainly due to:
•higher RTMs of 27% mainly due to higher export volumes of Canadian grain partly offset by lower export volumes of U.S. grain. RTMs increased more than Carloads mainly due to changes in traffic mix resulting in an increase in the average length of haul.
•higher Revenue per RTM of 12% mainly due to freight rate increase, higher fuel surcharge revenue and the positive translation impact of a weaker Canadian dollar; partly offset by an increase in the average length of haul.

Intermodal

	Three months ended March 31
	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$1,012	$1,056	(4%)	(6%)
RTMs (millions)	12,259	13,556	(10%)	(10%)
Revenue/RTM (cents)	8.26	7.79	6%	4%
Carloads (thousands)	512	589	(13%)	(13%)

Intermodal revenues decreased by $44 million, or 4%, in the first quarter of 2023 compared to the same period in 2022. The decrease was mainly due to:
•lower RTMs of 10% mainly due to lower international container import traffic volumes via the port of Prince Rupert and Vancouver to the U.S., and lower volumes of domestic traffic. RTMs decreased less than Carloads mainly due to changes in traffic mix with higher loaded exports resulting in a significantly higher average tons per car.
•higher Revenue per RTM of 6% mainly due to higher fuel surcharge revenue, freight rate increases, and the positive translation impact of a weaker Canadian dollar; partly offset by lower ancillary services including container storage.

36 CN | 2023 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Automotive

	Three months ended March 31
	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$215	$165	30%	24%
RTMs (millions)	673	638	5%	5%
Revenue/RTM (cents)	31.95	25.86	24%	17%
Carloads (thousands)	54	48	13%	13%
Automotive revenues increased by $50 million, or 30%, in the first quarter of 2023 compared to the same period in 2022. The increase was mainly due to:
•higher Revenue per RTM of 24% mainly due to higher fuel surcharge revenue, a decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar and freight rate increases; and
•higher RTMs of 5% mainly due to higher volumes of finished vehicles as manufacturers restocked dealer inventories; partly offset by lower volumes from plants not originating on CN's network. RTMs increased less than Carloads mainly due to changes in traffic mix resulting in a decrease in the average length of haul.

Other revenues

	Three months ended March 31
	2023	2022	% Change	% Change at constant currency
Revenues (millions)	$94	$100	(6%)	(9%)

Other revenues decreased by $6 million, or 6%, in the first quarter of 2023 compared to the same period in 2022, mainly due to lower revenues for international freight forwarding as a result of closing down CN Worldwide.

Operating expenses

Operating expenses for the first quarter of 2023 were $2,651 million compared to $2,481 million in the same period of 2022. The increase of $170 million, or 7%, was mainly due to the negative translation impact of a weaker Canadian dollar, increased purchased services and material expense and higher labor and fringe benefits expense mainly driven by higher average headcount.

The following table provides the components of total operating expenses for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
In millions, unless otherwise indicated	2023	2022	% Change	% Change at constant currency (1)
Labor and fringe benefits	$812	$753	(8%)	(5%)
Purchased services and material	593	538	(10%)	(8%)
Fuel	557	525	(6%)	—%
Depreciation and amortization	448	420	(7%)	(4%)
Equipment rents	90	95	5%	11%
Casualty and other	151	150	(1%)	4%
Total operating expenses	$2,651	$2,481	(7%)	(3%)
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Constant currency for an explanation of this non-GAAP measure.

Labor and fringe benefits
Labor and fringe benefits expense increased by $59 million, or 8%, in the first quarter of 2023 compared to the same period in 2022. The increase was mainly due to higher average headcount, general wage increases and the negative translation impact of a weaker Canadian dollar; partly offset by higher capital credits.

CN | 2023 Quarterly Review – First Quarter 37

MANAGEMENT'S DISCUSSION AND ANALYSIS
Purchased services and material
Purchased services and material expense increased by $55 million, or 10%, in the first quarter of 2023 compared to the same period in 2022. The increase was mainly due to higher material costs, higher contracted services and the negative translation impact of a weaker Canadian dollar.

Fuel
Fuel expense increased by $32 million, or 6%, in the first quarter of 2023 compared to the same period in 2022. The increase was mainly due to the negative translation impact of a weaker Canadian dollar.

Depreciation and amortization
Depreciation and amortization expense increased by $28 million, or 7%, in the first quarter of 2023 compared to the same period in 2022. The increase was mainly due to a higher depreciable asset base and the negative translation impact of a weaker Canadian dollar.

Equipment rents
Equipment rents expense decreased by $5 million, or 5%, in the first quarter of 2023 compared to the same period in 2022. The decrease was mainly due to higher locomotive horsepower-hour income; partly offset by the negative translation impact of a weaker Canadian dollar.

Casualty and other
Casualty and other expense increased by $1 million, or 1%, in the first quarter of 2023 compared to the same period in 2022. The increase was mainly due to higher travel costs and the negative translation impact of a weaker Canadian dollar; partly offset by $10 million of advisory fees related to shareholder matters in the first quarter of 2022.

Other income and expenses

Interest expense
Interest expense was $165 million for the three months ended March 31, 2023 compared to $126 million for the same period in 2022. The increase was mainly due to the higher average level of debt and the negative translation impact of a weaker Canadian dollar.

Other components of net periodic benefit income
Other components of net periodic benefit income were $119 million for the three months ended March 31, 2023 compared to $125 million for the same period in 2022. The decrease was mainly due to higher interest cost; partly offset by lower amortization of net actuarial loss and higher expected return on assets. These effects primarily resulted from changes to discount rates, lower actual returns compared to expected returns, as well as an increase to the Company’s expected long-term rate of return assumption in 2023.

Other income (loss)
Other income was $1 million for the three months ended March 31, 2023 compared to Other loss of $14 million for the same period in 2022. Other income increased by $15 million in the first quarter of 2023 compared to the same period in 2022, mainly due to the decrease in the fair value of an equity investment in autonomous driving technology in the first quarter of 2022.

Income tax expense
Income tax expense was $397 million for the three months ended March 31, 2023 compared to $294 million for the same period in 2022. The effective tax rate for the three months ended March 31, 2023 was 24.6% compared to 24.3% for the same period in 2022.

38 CN | 2023 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Summary of quarterly financial data

	2023	2022				2021
	Quarter	Quarters				Quarters
In millions, except per share data	First	Fourth	Third	Second	First	Fourth	Third	Second
Revenues	$4,313	$4,542	$4,513	$4,344	$3,708	$3,753	$3,591	$3,598
Operating income (1)	$1,662	$1,912	$1,932	$1,769	$1,227	$1,566	$1,341	$1,382
Dividends per share	$0.7900	$0.7325	$0.7325	$0.7325	$0.7325	$0.6150	$0.6150	$0.6150
Financial measures impacted by change in accounting policy
Net income (1)(2)	$1,220	$1,420	$1,455	$1,325	$918	$1,201	$1,686	$1,036
Net income as previously reported (1)	N/A	N/A	N/A	N/A	N/A	$1,199	$1,685	$1,034
Basic earnings per share (2)	$1.83	$2.10	$2.13	$1.92	$1.31	$1.70	$2.38	$1.46
Basic earnings per share as previously reported	N/A	N/A	N/A	N/A	N/A	$1.70	$2.38	$1.46
Diluted earnings per share (1)(2)	$1.82	$2.10	$2.13	$1.92	$1.31	$1.70	$2.37	$1.46
Diluted earnings per share as previously reported (1)	N/A	N/A	N/A	N/A	N/A	$1.69	$2.37	$1.46
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Adjusted performance measures as well as the Company's 2022 Annual MD&A for additional information on these items.
(2)See Note 2 – Change in accounting policy to the Company's 2022 Annual Consolidated Financial Statements for additional information.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation and competitive forces in the transportation marketplace (see the section entitled Business risks of the Company's 2022 Annual MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

Liquidity and capital resources

An analysis of the Company's liquidity and capital resources is provided in the section entitled Liquidity and capital resources of the Company's 2022 Annual MD&A. There were no significant changes during the first quarter of 2023, except as noted below.

As at March 31, 2023 and December 31, 2022, the Company had Cash and cash equivalents of $484 million and $328 million, respectively; Restricted cash and cash equivalents of $453 million and $506 million, respectively; and a working capital deficit of $1,198 million and $625 million, respectively. (1) There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.

The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations.

(1)The Company defines working capital as current assets of $3,416 million (December 31, 2022 - $3,217 million) less current liabilities of $4,614 million (December 31, 2022 - $3,842 million). Working capital does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

Available financing sources
For details on the Company's available financing sources, see section entitled Liquidity and capital resources to the Company's 2022 Annual MD&A as well as Note 6 – Financing activities to the Company's March 31, 2023 Interim Consolidated Financial Statements.

Revolving credit facilities
On March 17, 2023, the Company's revolving credit facility agreements were amended to extend their respective tenors by one additional year each. The unsecured credit facility of $2.5 billion consists of two tranches of $1.25 billion now maturing on March 31, 2026 and March 31, 2028. The unsecured credit facility of $1.0 billion is now maturing on March 17, 2025. The credit facilities were also amended to include fallback language that addresses the cessation of Canadian Dollar Offered Rate (CDOR) and adoption of Canadian Overnight Repo Rate Average (CORRA).

CN | 2023 Quarterly Review – First Quarter 39

MANAGEMENT'S DISCUSSION AND ANALYSIS
As at March 31, 2023 and December 31, 2022, the Company had no outstanding borrowings under these revolving credit facilities.

Equipment loans
On March 31, 2023, the Company amended its non-revolving term loan facility to transition from LIBOR to SOFR. The facility will now bear interest at SOFR and CDOR plus a margin for U.S. dollar denominated and Canadian dollar denominated borrowings, respectively. The facility now includes fallback language that addresses the cessation of CDOR and adoption of CORRA.

As at March 31, 2023 and December 31, 2022, the Company had outstanding borrowings of US$534 million ($722 million) and US$542 million ($734 million), respectively.

On March 31, 2023, the Company entered into new loan supplements to the existing agreement for an additional principal amount of US$304 million ($411 million), which is available to be drawn through March 31, 2024. Term loans made under these loan supplements have a tenor of 15 years, bear interest at SOFR and CDOR plus a margin, are repayable in equal quarterly installments and are secured by rolling stock. As at March 31, 2023, the Company had no outstanding borrowings under this loan supplement.

Commercial paper
As at March 31, 2023 and December 31, 2022, the Company had total commercial paper borrowings of US$1,535 million ($2,074 million) and US$594 million ($805 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Bilateral letter of credit facilities
On March 17, 2023, the Company extended the maturity date of certain committed bilateral letter of credit facility agreements to April 28, 2026.

As at March 31, 2023, the Company had outstanding letters of credit of $343 million ($396 million as at December 31, 2022) under the committed facilities from a total available amount of $365 million ($470 million as at December 31, 2022) and $152 million ($100 million as at December 31, 2022) under the uncommitted facilities.

As at March 31, 2023, included in Restricted cash and cash equivalents was $344 million ($397 million as at December 31, 2022) and $100 million ($100 million as at December 31, 2022) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Credit ratings
As at March 31, 2023, the Company's long-term debt and commercial paper credit ratings were unchanged from December 31, 2022.

Cash flows
The following table provides the cash flows for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
In millions	2023	2022	Variance
Net cash provided by operating activities	$1,055	$570	$485
Net cash used in investing activities	(462)	(101)	(361)
Net cash used in financing activities	(490)	(765)	275
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	103	(296)	399
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	834	1,341	(507)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$937	$1,045	$(108)

Free cash flow
Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

40 CN | 2023 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three months ended March 31, 2023 and 2022, to the non-GAAP free cash flow presented herein:

	Three months ended March 31
In millions	2023	2022
Net cash provided by operating activities	$1,055	$570
Net cash used in investing activities	(462)	(101)
Net cash provided before financing activities	593	469
Adjustment:
Cash income taxes for merger transaction-related payments and cash receipts (1)	—	102
Free cash flow	$593	$571
(1)Relates to income tax payments of $102 million for KCS merger transaction-related payments and cash receipts. See Note 4 – Acquisition to the Company's 2022 Annual Consolidated Financial Statements for additional information.

Operating activities
Net cash provided by operating activities increased by $485 million in the first quarter of 2023 when compared to the same period in 2022, mainly due to higher net income and favorable changes in working capital items; partly offset by higher income tax installment payments.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations.

Additional information relating to the pension plans is provided in Note 18 – Pensions and other postretirement benefits to the Company's 2022 Annual Consolidated Financial Statements and the section entitled Liquidity and capital resources of the Company's 2022 Annual MD&A.

Pension contributions for the three months ended March 31, 2023 and 2022 were $14 million and $34 million, respectively. The contributions for the three months ended March 31, 2022 primarily represent contributions to the CN Pension Plan for the current service cost as determined under the Company's applicable actuarial valuations for funding purposes. For the three months ended March 31, 2023, given the fully funded status of the CN Pension Plan as determined by the latest actuarial valuation for funding purposes as at December 31, 2021, the Company was prohibited from making contributions once the actuarial valuation report was filed in April 2022. Based on the anticipated results of the Company's next actuarial valuations as at December 31, 2022 to be performed in 2023, the CN Pension Plan is expected to remain fully funded and at a level such that the Company would continue to be prohibited from making contributions to the CN Pension Plan. As such, the Company expects to make total cash contributions of approximately $55 million for all of the Company's pension plans in 2023.

Adverse changes to the assumptions used to calculate the Company's funding status, particularly the discount rate, as well as changes to existing federal pension legislation or regulator guidance could significantly impact the Company's future pension contributions.

Income tax payments
Net income tax payments for the three months ended March 31, 2023 and 2022 were $424 million and $320 million, respectively. The increase was mostly due to higher required installment payments in Canada. For 2023, the Company's net income tax payments are now expected to be approximately $1.4 billion.

Investing activities
Net cash used in investing activities increased by $361 million in the first quarter of 2023 when compared to the same period in 2022, mainly due to proceeds of $273 million received from the assets held for sale in 2022 and higher property additions.

CN | 2023 Quarterly Review – First Quarter 41

MANAGEMENT'S DISCUSSION AND ANALYSIS
Property additions
The following table provides the property additions for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
In millions	2023	2022
Track and roadway	$227	$192
Rolling stock	111	81
Buildings	12	7
Information technology	63	64
Other	48	35
Property additions	$461	$379

2023 Capital expenditure program
In 2023, the Company will continue to invest in its capital program to improve the safety, efficiency and integrity of its network. These investments will enable and support the growth of the Company and will be financed with cash generated from operations or with cash from financing activities as required.

Financing activities
Net cash used in financing activities decreased by $275 million in the first quarter of 2023 when compared to the same period in 2022. The decrease was primarily driven by higher issuance of commercial paper and lower repurchases of common shares.

Debt financing activities
Debt financing activities in the first quarter of 2023 included the following:
•Net issuance of commercial paper of $1,228 million.

Debt financing activities in the first quarter of 2022 included the following:
•Net issuance of commercial paper of $1,020 million.

Additional information relating to the Company's outstanding debt securities is provided in Note 16 – Debt to the Company's 2022 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 32.0 million common shares between February 1, 2023 and January 31, 2024. As at March 31, 2023, the Company had repurchased 5.0 million common shares for $790 million under its current NCIB.

The Company repurchased 31.9 million common shares under its previous NCIB effective between February 1, 2022 and January 31, 2023, which allowed for the repurchase of up to 42.0 million common shares.

The following table provides the information related to the share repurchases for the three months ended March 31, 2023 and 2022:

	Three months ended March 31
In millions, except per share data	2023	2022
Number of common shares repurchased	7.5	8.2
Weighted-average price per share (1)	$159.92	$158.56
Amount of repurchase (1)(2)	$1,199	$1,293
(1)Includes brokerage fees.
(2)Includes settlements in subsequent periods.

Dividends paid
The Company paid quarterly dividends of $0.7900 per share amounting to $526 million in the first quarter of 2023 compared to $509 million, at the quarterly rate of $0.7325 per share for the same period in 2022.

42 CN | 2023 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at March 31, 2023:

							2028 & thereafter
In millions	Total	2023	2024	2025	2026	2027
Debt obligations (1)	$16,638	$2,312	$507	$385	$713	$38	$12,683
Interest on debt obligations	10,977	400	619	602	580	569	8,207
Finance lease obligations	11	2	2	2	4	1	—
Operating lease obligations (2)	476	106	111	91	56	33	79
Purchase obligations (3)	2,535	2,093	139	99	16	6	182
Other long-term liabilities (4)	551	55	44	45	26	23	358
Total contractual obligations	$31,188	$4,968	$1,422	$1,224	$1,395	$670	$21,509
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.
(2)Includes $70 million related to renewal options reasonably certain to be exercised and $40 million of imputed interest.
(3)Includes fixed and variable commitments for locomotives, railroad cars, information technology services and licenses, engineering services, rail, wheels, rail ties as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(4)Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

CN | 2023 Quarterly Review – First Quarter 43

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended March 31, 2023 and 2022, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2023	2022
Debt		$16,648	$13,383
Adjustments:
Operating lease liabilities, including current portion (1)		441	430
Pension plans in deficiency (2)		352	443
Adjusted debt		$17,441	$14,256
Net income		$5,420	$4,841
Interest expense		587	606
Income tax expense		1,748	1,419
Depreciation and amortization		1,757	1,614
Operating lease cost (3)		144	134
Other components of net periodic benefit income		(492)	(433)
Other loss (income)		12	(31)
Adjustments:
Workforce reduction program (4)		—	39
Advisory fees related to shareholder matters (5)		12	30
Transaction-related costs (6)		—	84
Merger termination fee (6)		—	(886)
Adjusted EBITDA		$9,188	$7,417
Adjusted debt-to-adjusted EBITDA multiple (times)		1.90	1.92
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to employee termination benefits and severance costs related to a workforce reduction program. See the section entitled Adjusted performance measures of the Company's 2022 Annual MD&A for additional information.
(5)Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income. See the section entitled Adjusted performance measures of the Company's 2022 Annual MD&A for additional information.
(6)Relates to the terminated CN Merger Agreement. See Note 4 – Acquisition to the Company's 2022 Annual Consolidated Financial Statements and the section entitled Adjusted performance measures of the Company's 2022 Annual MD&A for additional information.

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

44 CN | 2023 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at March 31, 2023, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 9 – Major commitments and contingencies to the Company's March 31, 2023 Interim Consolidated Financial Statements.

Outstanding share data

As at April 24, 2023, the Company had 662.4 million common shares and 3.6 million stock options outstanding.

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments, such as credit risk, liquidity risk, and market risks which include foreign currency risk, interest rate risk and commodity price risk. A description of these risks and how the Company manages them, is provided in the section entitled Financial instruments of the Company's 2022 Annual MD&A.

Derivative financial instruments
Foreign currency risk
As at March 31, 2023, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$1,813 million (US$1,311 million as at December 31, 2022). These outstanding contracts are at a weighted-average exchange rate of $1.34 per US$1.00 ($1.33 per US$1.00 as at December 31, 2022) with exchange rates ranging from $1.29 to $1.38 per US$1.00 ($1.29 to $1.37 per US$1.00 as at December 31, 2022). The weighted-average term of the contracts is 140 days (157 days as at December 31, 2022) with terms ranging from 27 days to 300 days (29 days to 300 days as at December 31, 2022). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income (loss) in the Consolidated Statements of Income as they occur.

For the three months ended March 31, 2023 and 2022, the Company recorded a gain of $6 million and a loss of $24 million, respectively, related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recorded in Other income (loss).

As at March 31, 2023, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $25 million and $12 million, respectively ($33 million and $4 million, respectively, as at December 31, 2022).

Interest rate risk
As at March 31, 2023, the aggregate notional amount of treasury lock agreements entered into was US$275 million to hedge US Treasury benchmark rates related to an expected debt issuance in 2023. The treasury locks are designated as cash flow hedging instruments. The cumulative gains or losses of the treasury locks are recorded in Accumulated other comprehensive loss in derivative instruments. The treasury locks will be settled in 2023 upon the issuance of debt at which point the cumulative gains or losses recorded in Accumulated other comprehensive loss will be amortized in earnings as a reduction or increase of interest expense over the term of the corresponding debt.

As at March 31, 2023, the fair value of outstanding treasury lock agreements included in Other current assets and Accounts payable and other was $2 million and $5 million, respectively ($nil and $nil, respectively, as at December 31, 2022).

CN | 2023 Quarterly Review – First Quarter 45

MANAGEMENT'S DISCUSSION AND ANALYSIS
Fair value of financial instruments
As at March 31, 2023, the Company's debt, excluding finance leases, had a carrying amount of $16,638 million ($15,419 million as at December 31, 2022) and a fair value of $15,807 million ($14,137 million as at December 31, 2022). The carrying amount of debt excluding finance leases exceeded the fair value due to an increase in market rates compared to the stated coupon rate.

Additional information relating to financial instruments is provided in Note 10 – Financial instruments to the Company's March 31, 2023 Interim Consolidated Financial Statements.

Recent accounting pronouncements

The following Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have been adopted by the Company:

ASU 2020-04 and ASU 2022-06 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
On March 31, 2023, the Company amended the equipment loans made under the non-revolving credit facility to reference Secured Overnight Financing Rates (SOFR) succeeding London Interbank Offered Rates (LIBOR) (see Note 6 – Financing activities to the Company's March 31, 2023 Interim Consolidated Financial Statements). The Company was eligible and has elected to use the optional expedient provided by the ASU which allowed the amendment to be accounted for as a non substantial modification of an existing debt. As a result, the amendment did not have a significant impact to the Company's Interim Consolidated Financial Statements and related disclosures.

Additional information relating to the facilitation of the effects of reference rate reform on financial reporting and related amendments is provided in Note 3 – Recent accounting pronouncements to the Company's 2022 Annual Consolidated Financial Statements and the section entitled Recent accounting pronouncements of the Company's 2022 Annual MD&A.

Other recently issued ASUs required to be applied on or after March 31, 2023 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. Reference is made to the section entitled Critical accounting estimates of the Company's 2022 Annual MD&A for a detailed description of the Company's critical accounting estimates. There have not been any material changes to these estimates in the first quarter of 2023.

Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures.

46 CN | 2023 Quarterly Review – First Quarter

MANAGEMENT'S DISCUSSION AND ANALYSIS
Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated.

Reference is made to the section entitled Business risks of the Company's 2022 Annual MD&A for a detailed description of such key areas of business risks and uncertainties with respect to: Competition, Environmental matters, Personal injury and other legal claims, Labor negotiations, Regulation, Pandemic risk, Economic conditions, Pension funding volatility, Reliance on technology and related cybersecurity risk, Trade restrictions, Terrorism and international conflicts, Customer credit risk, Liquidity, Supplier concentration, Availability of qualified personnel, Fuel costs and supply disruptions, Foreign exchange, Interest rates, Transportation network disruptions, Severe weather and Climate change, which is incorporated herein by reference. Additional risks and uncertainties not currently known to management, or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2023, have concluded that the Company's disclosure controls and procedures were effective.

During the first quarter ended March 31, 2023, there were no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

CN | 2023 Quarterly Review – First Quarter 47